SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-08634

Temple-Inland Inc.

NYSE Arca, Inc. (Formerly The Pacific Exchange, Inc.)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1300 MoPac Expressway South

Austin, Texas 78746

(512) 434-5800

(Address, including zip code, and telephone number, including area code,

of Issuer's principal executive offices)

Common Stock, Par Value $1.00 per share

Preferred Share Purchase Rights

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
[x ]

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Temple-Inland Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Temple-Inland Inc.

February 22, 2007	By:	/s/ Doyle R. Simons
Doyle R. Simons Executive Vice President